SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009
.
FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No   ☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.
.
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date:  February 26, 2009

FEMSA Delivers Double-Digit Growth in 4Q08 and 2008
Operating Income increased 15.0% in 4Q08 and 14.9% in 2008

Monterrey, Mexico, February 26, 2009 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today its operational and financial results for the fourth quarter and full year 2008.

Fourth Quarter 2008 Highlights:
•     Consolidated total revenues grew 15.4% and income from operations grew 15.0%. In spite of the increasingly challenging economic environment and a more cautious consumer, FEMSA delivered robust growth in operating income driven by strong results at Coca-Cola FEMSA and FEMSA Comercio that more than offset the mixed results at FEMSA Cerveza.

•     Coca-Cola FEMSA total revenues and income from operations increased 23.9% and 25.7%, respectively. Driven by double-digit income from operations growth in Mercosur and Latincentro and robust growth in Mexico.

•     FEMSA Cerveza total revenues increased 8.6%. In an environment of healthy pricing and lapping solid 6.0% volume growth in 4Q07, sales volume decreased 0.7% in Mexico. In Brazil, volumes declined 3.5% having grown 9.3% in 4Q07, and as a result of unfavorable weather conditions. Export sales volume grew a robust 12.3%, despite the decline in the overall US import category. Continued raw material pressures and sustained marketing investments behind our brands across our operations resulted in a 9.3% decrease in income from operations.

•     FEMSA Comercio continued its pace of strong growth and margin expansion. Income from operations increased over 27.0% for the 8th consecutive quarter, resulting in an operating margin expansion of 110 basis points to reach 9.3%.

2008 Full Year Highlights:
• Consolidated total revenues increased 13.9%. All operating units contributed to this top-line growth.
• Consolidated income from operations increased 14.9%, driven by double-digit growth at Coca-Cola FEMSA and FEMSA Comercio.
•     Coca-Cola FEMSA total revenue and income from operations increased 19.8% and 19.2%, respectively. Strong growth in Mercosur, supported by the integration of Remil, and by Latincentro, as well as more tempered growth in Mexico drove these results.

•     FEMSA Cerveza total revenues increased 7.1%, mainly as a result of increases in average price per hectoliter across our main operations in local currencies. Income from operations decreased 1.9%, reflecting continued pressure on raw materials and sustained investment in our brands.

•     FEMSA Comercio income from operations increased 32.6%, reaching an all-time-high operating margin of 6.5% and resulting in a 100 basis point expansion. For the 7th consecutive year, income from operations increased over 25%, driven by the opening of 811 new stores during the year as well as by stable same store sales.

José Antonio Fernández, Chairman and CEO of FEMSA, commented: “2008 was a challenging year for businesses across geographies and industries, and yet, we were able to deliver double digit growth in revenues and income from operations. Over the past decade, our results underscore the strengths of an integrated beverage platform and continuous improvement driven at every stage of the value chain. During the year, every one of our business units advanced in the execution of our strategy, and today our competitive position and our skill set are stronger than ever before.

As we enter another tough year, the business environment continues to soften. Our products are defensive in nature and we expect the impact of the downturn to be relatively moderate, but clearly we are not immune and our consumers are going through difficult times. However, in terms of the business drivers that are within our control, we are taking broad measures to rationalize costs, expenses and investments at every level of the organization, so that we are in a good position to weather the storm and come out in even better shape than we are today”.

FEMSA Consolidated

Beginning on January 1st 2008, in accordance to changes in the Mexican Financial Reporting Standards (Mexican FRS) related to inflation effects, we discontinued inflation accounting for our subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil. 2008 figures for these subsidiaries are therefore in nominal pesos. For the rest of our subsidiaries in Nicaragua, Costa Rica, Venezuela and Argentina, we applied inflation accounting during 2008. For comparison purposes, the figures for 2007 have been restated in Mexican pesos with purchasing power as of December 31, 2007.

As a useful reference, we note that local currencies in our major operations depreciated against the US dollar during 2008, particularly during the fourth quarter. The Mexican Peso depreciated approximately 25% in the quarter and for the year, and the Brazilian Real approximately 32% and 22% in the quarter and for the year, respectively.

Total revenues increased 15.4% compared to 4Q07, to Ps. 44.816 billion. Coca-Cola FEMSA and FEMSA Comercio together accounted for over 90% of the consolidated revenue increase, while FEMSA Cerveza provided the balance.

For the full year of 2008, consolidated total revenues increased 13.9% to Ps. 168.022 billion. This growth resulted from double-digit growth at Coca-Cola FEMSA and FEMSA Comercio, combined with high-single digit growth at FEMSA Cerveza.

Gross profit increased 14.8% compared to 4Q07 to Ps. 20.945 billion in 4Q08. Gross margin decreased 30 basis points compared to the same period in 2007 to 46.7%. FEMSA Comercio gross profit improvement partially offset cost pressures at Coca-Cola FEMSA, coming from the integration of Jugos del Valle, which is currently a lower-profitability business, and the depreciation of the local currencies as applied to our US dollar denominated cost, as well as raw material pressure at FEMSA Cerveza.

For the full year of 2008, gross profit increased 14.5% to Ps. 77.623 billion. Gross margin rose 20 basis points compared to the same period in 2007 to 46.2% of total revenues. FEMSA Comercio’s gross profit increase more than offset raw material pressure at Coca-Cola FEMSA and FEMSA Cerveza and the depreciation of the local currencies against the US dollar as applied to our dollar denominated costs.

Income from operations increased 15.0% to Ps. 6.712 billion in 4Q08 as compared to the same period in 2007; double-digit growth at Coca-Cola FEMSA and FEMSA Comercio more than offset an operating income decline at FEMSA Cerveza. Consolidated operating margin remained flat as compared to 4Q07 at 15.0%, FEMSA Comercio and Coca-Cola FEMSA operating margin improvement offset margin pressure at FEMSA Cerveza.

For the full year of 2008, income from operations increased 14.9% to Ps. 22.684 billion. Our consolidated operating margin for the year reached 13.5%, an improvement of 10 basis points as compared to the same period in 2007, as FEMSA Comercio operating margin improvement offset margin pressure at FEMSA Cerveza and Coca-Cola FEMSA.

February 26, 2009

Net income decreased 75.9% compared to 4Q07 to Ps. 868 million in 4Q08, reflecting a higher integral result of financing during the quarter. This increase resulted from (i) a shift from a gain to a non-cash loss in our foreign exchange position, due to the depreciation of the local currencies in our markets against the US dollar, as applied to our liability position, (ii) a shift from a gain to a loss in certain derivative instruments that do not meet hedging criteria for accounting purposes, driven by the mark-to-market recognition in our US dollar cross currency swaps and to a lesser extent, the unwinding of certain commodity hedges and iii) a shift from a gain to a loss in monetary position, reflecting changes in the Mexican Financial Reporting Standards, as inflationary adjustment is no longer applied to the vast majority of our liability position. During the quarter, the increase in other expenses resulted mainly from write-off expenses derived from asset rationalization at Coca-Cola FEMSA in Mexico. The effective tax rate was 41.2% in 4Q08 compared with 31.5% in 4Q07, as a result of lower income before taxes, and reflecting the change in the Mexican Financial Reporting Standards, pursuant to which inflation adjustments are no longer made for accounting purposes but continue to be made for tax purposes.

For the full year of 2008, in spite of robust growth in income from operations, net income decreased 22.3% compared to the same period of 2007 to Ps. 9.278 billion, mainly due to the first two factors described above for the fourth quarter as well as lower gains on monetary position. The effective tax rate was 31.2% in 2008 compared with 29.3% in 2007, reflecting additional tax provisions in some of our operations which partially offset the same factors mentioned above for the fourth quarter.

Net majority income decreased 77.8% over 4Q07, resulting in Ps. 0.16 per FEMSA Unit1 in 4Q08. Net majority income per FEMSA ADS was US$ 0.12 for the quarter. Net majority income decreased 21.2% over 2007, resulting in Ps. 1.87 per FEMSA Unit1 (US$ 1.36 per FEMSA ADS) for the 2008.

Capital expenditures increased 38.2% over 4Q07 to Ps. 5.409 billion in 4Q08, resulting from increased investment in the beverage business units related to additional capacity and distribution assets, and the accelerated expansion in store openings at FEMSA Comercio. For the full year of 2008, capital expenditures increased 26.4% over 2007 to Ps. 14.234 billion for the same reasons.

The consolidated balance sheet as of December 31, 2008, recorded a cash balance of Ps. 9.110 billion (US$ 658.6 million), a decrease of Ps. 1,346 million (US$ 97.3 million) compared to the same period of 2007, mainly as a result of cash acquisitions made by Coca-Cola FEMSA over the last twelve months, including Remil, and the payment of the maturities of our certificados bursátiles during the year. Short-term debt was Ps. 11.648 billion (US$ 842.1 million) while long-term debt was Ps. 31.275 billion (US$ 2.261 billion). Our net debt increased by Ps. 4.241 billion (US$306.6 million) mainly driven by the appreciation of the US dollar as applied to our US dollar liability position and by cash acquisitions described above.

Consistent with FEMSA’s conservative approach, as of December 31, 2008, our ratio of net debt to EBITDA2 was only 1.1x, while our mix of US dollar-denominated debt represented 22.6% and our mix of fixed interest rate represented 55.0%. In terms of our debt profile, we have approximately Ps. 11.6 billion coming due in 2009, we expect to refinance Ps. 9.3 billion and to pay down the balance with internal cash generation. For 2010 and 2011, we have minor debt maturities, and our debt profile currently extends as far out as 2017.

As a matter of policy, FEMSA follows a conservative approach to leverage and risk management and makes limited use of derivative instruments to reduce the volatility and uncertainty of operating results by hedging risks such as interest rate, foreign exchange and the price of certain raw materials.

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or visit www.coca-colafemsa.com.

1
FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2008 was 3,578,226,270 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

2	As used herein, Net debt/EBITDA is calculated by dividing net debt at the end of the quarter by the EBITDA for year, as reported in Mexican pesos and converted to US dollars with the period-end exchange rate.

February 26, 2009

Beer – FEMSA Cerveza

Mexico sales volume decreased 0.7% to 7.118 million hectoliters in 4Q08 compared with 4Q07. This decrease reflects an increasingly cautious consumer as well as price increases implemented in the first and third quarters of 2008. Our Tecate brand family had another quarter of strong performance and our new line extensions, such as Sol Limón y Sal and Sol Cero, delivered encouraging results. For the full year of 2008, despite solid volume growth during the first half of the year, consumer demand softened during the second half, reflecting strong pricing and tough comparisons, resulting in a 1.6% increase in sales volume to 27.393 million hectoliters.

Brazil sales volume declined 3.5% in 4Q08 over a solid 9.3% volume growth in 4Q07, to 3.146 million hectoliters. This decrease reflects price increases implemented at the end of the third quarter, ahead of our competitors, and to a lesser extent unfavorable weather conditions. For the full year of 2008, Brazil sales volume increased 3.9% to 10.181 million hectoliters outpacing industry growth for the second consecutive year.

Export sales volume increased 12.3% in 4Q08, cycling a 19.3% growth in 4Q07, to 752 thousand hectoliters in 4Q08, despite a challenging economic environment in the US. This increase was mainly driven by our Dos Equis and Tecate brands in the US as well as by Sol in other key markets. For the full year of 2008, export sales volume increased 9.3% to 3.479 million hectoliters, well above import category and total industry growth in the US.

Total revenues increased 8.6% over 4Q07 to Ps. 11.492 billion in 4Q08. Higher average price per hectoliter mainly in Mexico, combined with solid volume growth in exports, drove these results. Mexican beer sales represented 73.8% of total beer revenues, while Brazil and Export beer sales reached 17.3% and 8.9% of total beer revenues, respectively.

Mexico price per hectoliter increased 10.0% over 4Q07 to Ps. 1,096.9 in 4Q08, resulting from price increases implemented during the year as well as from the positive pricing effect of incremental domestic volume brought under direct distribution during the last twelve months, which now stands at 91% of our total domestic volume. Brazil price per hectoliter in Mexican pesos decreased 1.7% to Ps. 583.3 compared to the same period in 2007, driven by the depreciation of the Brazilian Real versus the Mexican Peso. However price per hectoliter in local currency was 5.8% higher, as a result of price increases implemented late in the year. Export price per hectoliter in Mexican pesos increased 16.7% to Ps. 1,251.9 in 4Q08 as compared with 4Q07, reflecting the Mexican peso depreciation versus the dollar. In US dollar terms, price per hectoliter declined 1.8% due to changes in product mix and moderate price increases implemented during the year.

For the full year of 2008, total revenues increased 7.1% to Ps. 42.385 billion. Mexican beer revenues reached 74.9% of total beer revenues up from 74.6% in the same period of 2007. Brazil beer revenues represented 15.8% of total beer revenues, down from 16.2% in the comparable period in 2007. Export beer revenues were 9.2% of total beer revenues, in line with the comparable period in 2007.

Cost of sales was Ps. 5.425 billion in 4Q08, an increase of 13.5% compared with 4Q07, well ahead of the 8.6% growth in total revenues. Cost per hectoliter increased by 14.4% as a result of continuous cost pressure coming particularly from higher grain prices resulting from hedging agreements, and the Mexican peso depreciation of 25% as applied to our dollar-denominated costs. Gross profit increased 4.6% over 4Q07 to Ps. 6.067 billion in 4Q08, while gross margin declined by 200 basis points from 54.8% in 4Q07 to 52.8% in 4Q08.

For the full year of 2008, cost of sales increased 9.6% to Ps. 19.540 billion. Gross margin declined by 100 basis points to 53.9%.

Income from operations decreased 9.3% compared to 4Q07 to Ps. 1,461 million in 4Q08, representing a margin decline of 250 basis points, driven mainly by the increase in cost per hectoliter. Cost pressure experienced during the quarter and an increase in selling expenses more than offset the robust top-line growth and administrative expense rationalization. Operating expenses increased 9.9% over 4Q07 to Ps. 4.606 billion, resulting from incremental selling expenses driven by (i) the incremental volumes that we brought under our direct distribution network, (ii) higher advertisement expense for our core export brands combined with the effect of the peso depreciation versus the US dollar as applied to these expenses, and (iii) continuous marketing investment behind our brands and at the point of sale in Mexico. Approximately 60% of the incremental selling expenses are driven by the first two items.

For the full year of 2008, income from operations decreased 1.9% to Ps. 5.394 billion, representing 12.7% of total revenues, or 120 basis points below 2007, reflecting mainly the decline in gross margin.

February 26, 2009

FEMSA Comercio

Total revenues increased 11.1% over 4Q07 to Ps. 12.206 billion in 4Q08 driven by the opening of 286 net new stores in the quarter, for a total of 811 net new store openings in the year, with stable same-store sales. As of December 31, 2008, there were a total of 6,374 stores in Mexico, exceeding the objective for the year. Same-store sales were virtually flat, up an average of 0.1% for the quarter over 4Q07, driven by a 12.1% increase in store traffic, which more than offset a 10.7% decline in the average customer ticket. As was the case during the first nine months of 2008, store ticket and traffic dynamics reflect the mix shift from prepaid wireless phone cards to the sale of electronic air-time, for which only the margin is recorded, not the full amount of the air-time recharge. On a comparable basis excluding this change, the average ticket would have grown in the mid-single-digits in 4Q08.

For the full year of 2008, total revenues increased 12.0% to Ps. 47.146 billion. FEMSA Comercio same-store sales increased an average of 0.4% driven by a 13.0% increase in store traffic, which more than offset an 11.2% reduction in average ticket.

Gross profit increased by 26.0% in 4Q08 compared to 4Q07, resulting in a 410 basis point gross margin expansion reaching 34.4%. This increase largely reflects the shift towards electronic air-time recharges as described above. The balance came from growth in higher-margin categories such as cigarettes and ready-to-drink coffee, among others, as well as better pricing strategies and improved commercial terms with our supplier partners. For the full year of 2008, gross margin expanded by 290 basis points to 30.9%.

Income from operations increased 27.0% over 4Q07 to Ps. 1.139 billion in 4Q08. Operating expenses increased 25.6% to Ps. 3,060 million, mainly driven by incremental selling expenses such as higher energy costs at the store level and expenses related to the strengthening of FEMSA Comercio’s organizational structure, as planned. Operating margin expanded 110 basis points over 4Q07 reaching 9.3%, as the strong expansion of the gross margin more than offset the increase in operating expenses.

For the full year of 2008, income from operations increased 32.6% to Ps. 3.077 billion, resulting in an all-time high operating margin of 6.5%, a 100 basis point expansion as compared to the previous year.

February 26, 2009

CONFERENCE CALL INFORMATION:

Our Fourth Quarter 2008 Conference Call will be held on: Thursday February 26, 2009, 11:00 AM Eastern Time (10:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (1-888) 505-4328, International: (1-719) 325-2388. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call replay will be available through March 6, 2009; dialing Domestic US: (1-888) 203-1112, International: (1-719) 457-0820 using passcode: 4465369. Additionally, the conference call audio will be available on http://ir.femsa.com/results.cfm

We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A.B. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer and flavored alcoholic beverages; and FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at December 31, 2008, which was 13.8320 Mexican pesos per US dollar.

FORWARD LOOKING STATEMENTS
This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Six pages of tables and Coca-Cola FEMSA’s press release to follow

February 26, 2009

FEMSA
Consolidated Income Statement
Millions of Pesos

	For the fourth quarter of:					For the twelve months of:
	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase
Total revenues	44,816	100.0	38,832	100.0	15.4	168,022	100.0	147,556	100.0	13.9
Cost of sales	23,871	53.3	20,588	53.0	15.9	90,399	53.8	79,739	54.0	13.4
Gross profit	20,945	46.7	18,244	47.0	14.8	77,623	46.2	67,817	46.0	14.5
Administrative expenses	2,444	5.5	2,317	6.0	5.5	9,531	5.7	9,121	6.2	4.5
Selling expenses	11,789	26.2	10,093	26.0	16.8	45,408	27.0	38,960	26.4	16.6
Operating expenses	14,233	31.7	12,410	32.0	14.7	54,939	32.7	48,081	32.6	14.3
Income from operations	6,712	15.0	5,834	15.0	15.0	22,684	13.5	19,736	13.4	14.9
Other expenses	(792)		(543)		45.9	(2,374)		(1,297)		83.0
Interest expense	(1,276)		(1,152)		10.8	(4,930)		(4,722)		4.4
Interest income	95		194		(51.0)	598		769		(22.2)
Interest expense, net	(1,181)		(958)		23.3	(4,332)		(3,953)		9.6
Foreign exchange (loss) gain	(1,898)		209		N.S.	(1,694)		691		N.S.
(Loss) gain on monetary position	(35)		656		N.S.	657		1,640		(59.9)

Gain (Loss) on financial instruments (C)	(1,331)		70		N.S.	(1,456)		69		N.S.
Integral result of financing	(4,445)		(23)		N.S.	(6,825)		(1,553)		N.S.
Income before income tax	1,475		5,268		(72.0)	13,485		16,886		(20.1)
Income tax	(607)		(1,661)		(63.5)	(4,207)		(4,950)		(15.0)
Net income	868		3,607		(75.9)	9,278		11,936		(22.3)
Net majority income	586		2,640		(77.8)	6,708		8,511		(21.2)
Net minority income	282		967		(70.8)	2,570		3,425		(25.0)

(A) Average Mexican Pesos of 2008.
(B) Constant Mexican Pesos as of Decmber 31, 2007
(C) Includes solely derivative instruments that do not meet hedging criteria for accounting purposes

EBITDA & CAPEX
Income from operations	6,712	15.0	5,834	15.0	15.0	22,684	13.5	19,736	13.4	14.9
Depreciation	1,386	3.1	1,104	2.8	25.5	4,967	3.0	4,359	3.0	13.9
Amortization & other(5)	933	2.1	853	2.3	9.4	4,031	2.4	3,708	2.4	8.7
EBITDA	9,031	20.2	7,791	20.1	15.9	31,682	18.9	27,803	18.8	14.0
CAPEX	5,409		3,915		38.2	14,234		11,257		26.4

FINANCIAL RATIOS	2008	2007	Var. p.p.
Liquidity(1)	0.89	1.00	(0.11)
Interest coverage(2)	7.65	8.13	(0.49)
Leverage(3)	0.91	0.85	0.06
Capitalization(4)	33.49%	33.27%	0.22

(1) Total current assets / total current liabilities.
(2) Income from operations + depreciation + amortization & other / interest expense, net.
(3) Total liabilities / total stockholders' equity.
(4) Total debt / long-term debt + stockholders' equity.
Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans and notes payable.
(5) Includes returnable bottle breakage expense.

February 26, 2009

FEMSA
Consolidated Balance Sheet
As of December 31:

ASSETS	2008 (A)	2007 (B)	% Increase
Cash and cash equivalents	9,110	10,456	(12.9)
Accounts receivable	10,759	9,329	15.3
Inventories	13,065	10,037	30.2
Prepaid expenses and other	6,083	3,663	66.1
Total current assets	39,017	33,485	16.5
Property, plant and equipment, net	61,425	54,707	12.3
Intangible assets(1)	65,299	60,234	8.4
Other assets	19,299	17,369	11.1
TOTAL ASSETS	185,040	165,795	11.6

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	5,799	3,447	68.2
Current maturities long-term debt	5,849	5,917	(1.2)
Interest payable	376	475	(20.8)
Operating liabilities	31,728	23,565	34.6
Total current liabilities	43,752	33,404	31.0
Long-term debt (2)	31,275	30,664	2.0
Labor liabilities	2,886	3,718	(22.4)
Other liabilities	10,232	8,356	22.5
Total liabilities	88,145	76,142	15.8
Total stockholders’ equity	96,895	89,653	8.1
LIABILITIES AND STOCKHOLDERS’ EQUITY	185,040	165,795	11.6

(1) Includes mainly the intangible assets generated by acquisitions.
(A) Mexican Pesos for the end of 2008.
(B) Constant Mexican Pesos as of Decmber 31, 2007
(2) Includes the effect of assigned and non assigned derivative financial instruments on long-term debt, for accountig propuses

	December 31, 2008
DEBT MIX	Ps.	% Integration	Average Rate
Denominated in:
Mexican pesos	30,377	70.8%	9.5%
Dollars	9,681	22.6%	5.4%
Colombian pesos	1,648	3.8%	15.2%
Argentinan pesos	789	1.8%	19.6%
Venezuelan bolivars	354	0.8%	22.2%
Brazilian Reals	74	0.2%	14.3%
Total debt	42,923	100.0%	9.4%

Fixed rate(1)	23,613	55.0%
Variable rate(1)	19,310	45.0%

% of Total Debt	2009	2010	2011	2012	2013	2014	2015	+
DEBT MATURITY PROFILE	27.0%	9.1%	10.3%	19.6%	18.3%	3.2%	12.5%

(1) Includes the effect of interest rate swaps.

February 26, 2009

Coca-Cola FEMSA
Results of Operations
Millions of Pesos

	For the fourth quarter of:					For the twelve months of:
	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase
Total revenues	22,752	100.0	18,361	100.0	23.9	82,976	100.0	69,251	100.0	19.8
Cost of sales	12,292	54.0	9,350	50.9	31.5	43,895	52.9	35,876	51.8	22.4
Gross profit	10,460	46.0	9,011	49.1	16.1	39,081	47.1	33,375	48.2	17.1
Administrative expenses	1,007	4.4	998	5.4	0.9	4,094	4.9	3,728	5.4	9.8
Selling expenses	5,400	23.8	4,789	26.1	12.8	21,292	25.7	18,161	26.2	17.2
Operating expenses	6,407	28.2	5,787	31.5	10.7	25,386	30.6	21,889	31.6	16.0
Income from operations	4,053	17.8	3,224	17.6	25.7	13,695	16.5	11,486	16.6	19.2
Depreciation	640	2.8	509	2.8	25.7	2,528	3.0	2,050	3.0	23.3
Amortization & other	260	1.1	190	1.0	36.8	893	1.1	898	1.2	(0.6)
EBITDA	4,953	21.7	3,923	21.4	26.3	17,116	20.6	14,434	20.8	18.6
Capital expenditures	1,938	0.0	1,297	0.0	49.4	4,802	0.0	3,682	0.0	30.4

(A) Average Mexican Pesos of 2008.
(B) Constant Mexican Pesos as of Decmber 31, 2007

Sales volumes
(Millions of unit cases)
Mexico	282.9	47.2	272.2	48.8	3.9	1,149.0	51.2	1,110.4	52.4	3.5
Latincentro	139.9	23.3	143.6	25.7	(2.6)	537.2	24.0	534.9	25.2	0.4
Mercosur	177.0	29.5	142.6	25.5	24.1	556.6	24.8	475.5	22.4	17.1
Total	599.8	100.0	558.4	100.0	7.4	2,242.8	100.0	2,120.8	100.0	5.8

February 26, 2009

FEMSA Cerveza
Results of Operations
Millions of Pesos

	For the fourth quarter of:					For the twelve months of:
	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase
Sales:
Mexico	7,808	67.9	7,147	67.6	9.2	29,224	68.9	27,215	68.8	7.4
Brazil	1,835	16.0	1,933	18.3	(5.1)	6,182	14.6	5,903	14.9	4.7
Export	942	8.2	719	6.7	31.0	3,608	8.5	3,339	8.4	8.1
Beer sales	10,585	92.1	9,799	92.6	8.0	39,014	92.0	36,457	92.1	7.0
Other revenues	907	7.9	779	7.4	16.4	3,371	8.0	3,109	7.9	8.4
Total revenues	11,492	100.0	10,578	100.0	8.6	42,385	100.0	39,566	100.0	7.1
Cost of sales	5,425	47.2	4,778	45.2	13.5	19,540	46.1	17,833	45.1	9.6
Gross profit	6,067	52.8	5,800	54.8	4.6	22,845	53.9	21,733	54.9	5.1
Administrative expenses	1,041	9.1	1,111	10.5	(6.3)	4,093	9.7	4,295	10.9	(4.7)
Selling expenses	3,565	31.0	3,079	29.1	15.8	13,358	31.5	11,941	30.1	11.9
Operating expenses	4,606	40.1	4,190	39.6	9.9	17,451	41.2	16,236	41.0	7.5
Income from operations	1,461	12.7	1,610	15.2	(9.3)	5,394	12.7	5,497	13.9	(1.9)
Depreciation	448	3.9	377	3.6	18.8	1,714	4.0	1,614	4.1	6.2
Amortization & other	635	5.5	526	5.0	20.7	2,539	6.1	2,320	5.8	9.4
EBITDA	2,544	22.1	2,513	23.8	1.2	9,647	22.8	9,431	23.8	2.3
Capital expenditures	2,168		1,966		10.3	6,418		5,373		19.4

(A) Average Mexican Pesos of 2008.
(B) Constant Mexican Pesos as of Decmber 31, 2007

Sales volumes
(Thousand hectoliters)
Mexico	7,118.1	64.6	7,169.4	64.6	(0.7)	27,392.9	66.7	26,961.8	67.5	1.6
Brazil	3,145.9	28.6	3,259.1	29.4	(3.5)	10,180.8	24.8	9,794.8	24.5	3.9
Exports	752.4	6.8	670.3	6.0	12.3	3,479.4	8.5	3,183.2	8.0	9.3
Total	11,016.4	100.0	11,098.8	100.0	(0.7)	41,053.1	100.0	39,939.8	100.0	2.8

Price per hectoliter
Mexico	1,096.9		996.9		10.0	1,066.8		1,009.4		5.7
Brazil	583.3		593.1		(1.7)	607.2		602.7		0.8
Exports	1,251.9		1,072.7		16.7	1,037.0		1,048.9		(1.1)
Total	960.8		882.9		8.8	950.3		912.8		4.1

Price per hectoliter (Local currency)
Brazil (Real)	102.4		96.8		5.8	100.2		98.2		2.0
Exports (USD)	96.5		98.3		(1.8)	94.0		93.8		0.2

February 26, 2009

FEMSA Comercio
Results of Operations
Millions of Pesos

	For the fourth quarter of:					For the twelve months of:
	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase
Total revenues	12,206	100.0	10,982	100.0	11.1	47,146	100.0	42,103	100.0	12.0
Cost of sales	8,007	65.6	7,649	69.7	4.7	32,565	69.1	30,301	72.0	7.5
Gross profit	4,199	34.4	3,333	30.3	26.0	14,581	30.9	11,802	28.0	23.5
Administrative expenses	216	1.8	196	1.8	10.2	833	1.8	751	1.8	10.9
Selling expenses	2,844	23.3	2,240	20.3	27.0	10,671	22.6	8,731	20.7	22.2
Operating expenses	3,060	25.1	2,436	22.1	25.6	11,504	24.4	9,482	22.5	21.3
Income from operations	1,139	9.3	897	8.2	27.0	3,077	6.5	2,320	5.5	32.6
Depreciation	176	1.4	145	1.3	21.4	663	1.4	543	1.3	22.1
Amortization & other	133	1.2	106	1.0	25.5	468	1.0	422	1.0	10.9
EBITDA	1,448	11.9	1,148	10.5	26.1	4,208	8.9	3,285	7.8	28.1
Capital expenditures	957		725		32.0	2,720		2,112		28.8

(A) Average Mexican Pesos of 2008.
(B) Constant Mexican Pesos as of Decmber 31, 2007

Information of Convenience Stores
Total stores				6,374	5,563	14.6
Net new stores	286	326	(12.3)	811	716	13.3
Same store data: (1)
Sales (thousands of pesos)	627.6	626.8	0.1	637.1	634.3	0.4
Traffic	24.1	21.5	12.1	24.4	21.6	13.0
Ticket	26.0	29.1	(10.7)	26.1	29.4	(11.2)

(1) Monthly average information per store, considering same stores with at least 13 months of operations.

February 26, 2009

FEMSA
Macroeconomic Information

			Exchange Rate
	Inflation		as of December 31, 2008		as of December 31, 2007
		December 07 -
	4Q 2008	December 08	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	2.53%	6.52%	13.54	1.0000	10.87	1.0000
Colombia	1.07%	7.67%	2,243.59	0.0060	2,014.76	0.0054
Venezuela	7.48%	30.90%	2.15	6.2969	2,150.00	0.0051
Brazil	1.17%	6.48%	2.34	5.7929	1.77	6.1355
Argentina	1.11%	7.24%	3.45	3.9207	3.15	3.4506

February 26, 2009

2008 FOURTH-QUARTER AND FULL YEAR RESULTS

	Fourth Quarter			YTD
	2008	2007	Δ%	2008	2007	Δ%

Total Revenues	22,752	18,361	23.9%	82,976	69,251	19.8%
Gross Profit	10,460	9,011	16.1%	39,081	33,375	17.1%
Operating Income	4,053	3,224	25.7%	13,695	11,486	19.2%
Majority Net Income	585	1,932	-69.7%	5,598	6,908	-19.0%
EBITDA(1)	4,953	3,923	26.3%	17,116	14,434	18.6%

Net Debt (2)	12,382	11,374	8.9%

(3) EBITDA/ Interest Expense, net				9.65	9.22
(3) EBITDA/ Interest Expense				7.76	6.63
Earnings per Share	0.32	1.05		3.03	3.74
Capitalization(4)				26.5%	29.2%

Expressed in million of Mexican pesos. Figures of 2007 are expresed with purchasing power as of December 31, 2007
(1) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
See reconciliation table on page 10 except for Earnings per Share
(2) Net Debt = Total Debt - Cash
(3) LTM figures
(4) Total debt / (long-term debt + stockholders' equity)

•      Total revenues reached Ps. 22,752 million in the fourth quarter of 2008, an increase of 23.9% compared to the fourth quarter of 2007; the acquisition of Refrigerantes Minas Gerais (“Remil”) contributed approximately 35% of this growth.
•      Consolidated operating income grew 25.7% to Ps. 4,053 million for the fourth quarter of 2008 mainly driven by double-digit operating income growth recorded in our Mercosur and Latincentro divisions. Our operating margin reached 17.8% for the fourth quarter of 2008.
•      Consolidated majority net income decreased 69.7% to Ps. 585 million in the fourth quarter of 2008, mainly reflecting the devaluation of the Mexican peso as applied to our U.S. dollar-denominated debt, resulting in earnings per share of Ps. 0.32 in the fourth quarter of 2008.

Mexico City (February 25, 2009), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the fourth quarter of 2008.

"Despite of facing a challenging economic environment and pressures in our U.S. dollar-denominated raw material cost, our company delivered solid volume, revenue, and EBITDA growth for the quarter. Revenue-management and multi-segmentation strategies across our territories, combined with the acquisitions we made during the year, drove our operations’ top-and bottom-line growth. The successful integration of the Remil franchise territory in Brazil, the acquisition of the Agua de los Angeles jug water business in the Valley of Mexico and the consolidation of the Jugos del Valle line of business, specially in Mexico and Colombia, provided new avenues of growth for the company. This year, turbulent market and economic conditions present our company with the challenge of continuing to work relentlessly-without losing our focus-to achieve our goals. Our business is in a significantly better position to capture the opportunities that lie ahead in the beverage industry." said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

February 25, 2009	Page 13

CONSOLIDATED FOURTH QUARTER 2008 RESULTS

Until December 31, 2007, we applied inflationary accounting for all of our operations. Beginning January 1, 2008, in accordance with changes in the Mexican Financial Reporting Standards related to inflation effects, we discontinued inflation accounting for our subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil. For the rest of our subsidiaries (Argentina, Venezuela, Costa Rica and Nicaragua) we will continue applying the inflationary accounting method. The figures for 2007 are stated in Mexican pesos with purchasing power at December 31, 2007 (instead of being restated as of December 31, 2008 as would have been the case under the previous methodology) taking into account local inflation of each country with reference to the consumer price index and converted from local currency to Mexican pesos using the official exchange rate of December 31, 2007 published by the local central bank of each country.

Beginning with the first quarter of 2008, we decided to align our quarterly disclosure based on the way we manage the business. We have regrouped our operations into three divisions: (i) Mexico division, (ii) Latincentro division, which is comprised of the territories we operate in Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama, and (iii) Mercosur division, which is comprised of the territories we operate in Brazil and Argentina.

Our consolidated total revenues increased 23.9% to Ps. 22,752 million in the fourth quarter of 2008, compared to the fourth quarter of 2007, as a result of increases in all of our divisions. Pricing and volume growth accounted for more than 40% of incremental revenues. The consolidation of Refrigerantes Minas Gerais, Ltda. (“Remil”) in Brazil contributed approximately 35% of incremental revenues for the quarter and a positive exchange rate translation effect provided the balance.

Total sales volume increased 7.4% to 599.8 million unit cases in the fourth quarter of 2008 as compared to the same period of 2007; excluding Remil, total sales volume increased 1.8% mainly driven by incremental volumes from brand Coca-Cola, our bottled water business and still beverages. Still beverages sales volume grew more than 120%, mainly driven by volumes from the Jugos del Valle brand in our Mexico division, accounting for more than 80% of incremental volumes in this category. Bottled water, including bulk water, represented the balance growing more than 6%, mainly driven by the consolidation of the Agua de Los Angeles business in Mexico.

Our gross profit increased 16.1% to Ps. 10,460 million in the fourth quarter of 2008, compared to the fourth quarter of 2007. Cost of goods sold increased 31.5% mainly driven by (i) the devaluation of the local currencies in our main operations as applied to our U.S. dollar-denominated raw material cost; (ii) higher year-over-year sweetener costs outside of our Mexico division; and (iii) lower profitability from the Jugos del Valle line of business, as expected this year in Mexico. Gross margin reached 46.0% in the fourth quarter of 2008 as compared to 49.1% in the same period of 2007.

Our consolidated operating income increased 25.7% to Ps. 4,053 million in the fourth quarter of 2008, mainly driven by double-digit operating income growth in our Latincentro and Mercosur divisions. Our operating margin was 17.8% in the fourth quarter of 2008, an increase of 20 basis points. Revenue growth, lower administrative and marketing expenses and operating leverage more than compensated for higher cost of goods sold.

During the fourth quarter of 2008, we recorded Ps. 426 million in the other expenses line. These expenses were mainly driven by (i) the write off of some fixed assets related to the closing of one of our production facilities in Mexico, in addition to the one previously mentioned in the third quarter press release, (ii) the loss on sale of some fixed assets and (iii) employee profit sharing recorded in the other expenses line, in accordance with the Mexican Financial Reporting Standards.

Our integral result of financing in the fourth quarter of 2008 recorded an expense of Ps. 2,823 million as compared to Ps. (162) million in the same period of 2007, mainly due to a higher foreign exchange expense driven by the devaluation of the Mexican peso as applied to our U.S. dollar-denominated debt.

During the fourth quarter of 2008, income tax, as a percentage of income before taxes, was 17.8% as a result of the cancellation of an allowance recorded in previous periods, related to tax credits in some of our operations.

Our consolidated majority net income decreased by 69.7% to Ps. 585 million in the fourth quarter of 2008 as compared to the fourth quarter of 2007, mainly reflecting the devaluation of the Mexican peso as applied to our U.S. dollar-denominated debt. Earnings per share (EPS) were Ps. 0.32 (Ps 3.17 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

February 25, 2009	Page 14

BALANCE SHEET

As of December 31, 2008, Coca-Cola FEMSA had a cash balance of Ps. 6,192 million including US$ 209 million in US dollar-currency, a decrease of Ps. 1,350 million compared to December 31, 2007, mainly as a result of cash used in the acquisitions of Remil and Agua de los Angeles.

Total short-term debt was Ps. 6,119 million and long-term debt was Ps. 12,455 million. Total debt decreased Ps. 342 million compared with year end 2007 mainly as a result of the maturities of our “Certificados Bursátiles” in April and July 2008. Net debt increased approximately Ps. 1,008 million compared to year end 2007, mainly as a result of cash used in the Remil and Agua de Los Angeles acquisition. KOF’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 712 million (1).

The weighted average cost of debt for the quarter was 7.75%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of December 31, 2008:

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	34.6%	79.8%
U.S. dollars	50.3%	64.6%
Colombian pesos	8.9%	100.0%
Venezuelan bolivars	1.9%	0.0%
Argentine pesos	4.3%	47.5%

(1)	After giving effect to cross-currency swaps and interest rate swaps.
(2)	Calculated by weighting each year’s outstanding debt balance mix.

Debt Maturity Profile

Maturity Date	2009	2010	2011	2012	2013	2014 +
% of Total Debt	32.8%	10.3%	0.0%	21.3%	12.8/%	22.8%

As of February 24, 2009 our cash balance was the equivalent of US$ 651 million including US$ 360 million in US dollar-currency and the proceeds of the bond offering made on January 28, 2009. These funds, in addition to the cash generation during the year, are sufficient to meet our maturities coming due in July of 2009, as well as other operating needs.

The difference between the reduction in debt of the balance sheet and the debt decrease in nominal terms presented in the cash flow is related to the foreign exchange impact, presented separately as translation effect, in accordance with the Mexican Financial Reporting Standards related to cash flow.

February 25, 2009	Page 15

MEXICO DIVISION OPERATING RESULTS

In November 2007, Coca-Cola FEMSA together with The Coca-Cola Company acquired 100% of Jugos del Valle, S.A.B. de C.V. As of February 2008, we and the rest of the Coca-Cola bottlers are distributing the Jugos del Valle portfolio in our respective territories through the traditional channel. Volume, average price per unit case, cost of goods sold and operating expenses related to these products are recorded in our consolidated and Mexico division operating results.

Revenues

Total revenues from our Mexico division increased 4.5% to Ps. 8,450 million in the fourth quarter of 2008, as compared to the same period of the previous year. Incremental volumes accounted for the majority of incremental revenues during the quarter. Average price per unit case increased to Ps. 29.73, a 0.5% increase, as compared to the fourth quarter of 2007, reflecting higher average prices per unit case from our growing still beverage portfolio that were partially offset by lower average prices per unit case in sparkling flavors and higher volumes of brand Coca-Cola in multiserve presentations. Excluding bulk water under the brands Ciel and Agua de los Angeles, our average price per unit case was Ps. 34.75, a 1.7% increase as compared to the same period of 2007.

Total sales volume increased 3.9% to 282.9 million unit cases in the fourth quarter of 2008, as compared to the fourth quarter of 2007, resulting from incremental volumes in the still beverage category, increasing almost four times, driven by the Jugos del Valle product line and more than 8% volume growth in our bottled water business which more than compensated for a sales volume decline of 1.6% in sparkling beverages, which decline was driven mainly by flavored sparkling beverages.

Operating Income

Our gross profit decreased 1.6% to Ps. 4,287 million in the fourth quarter of 2008 as compared to the same period of 2007. Cost of goods sold increased 11.5% as a result of (i) lower profitability from the Jugos del Valle line of business, as expected this year, (ii) the devaluation of the Mexican peso as applied to our U.S. dollar-denominated raw material cost and (iii) the second stage of the concentrate increase, that offset lower year-over-year cost of sweeteners and resin. Gross margin decreased from 53.8% in the fourth quarter of 2007 to 50.7% in the same period of 2008.

Operating income increased 7.0% to Ps. 1,840 million in the fourth quarter of 2008, compared to Ps. 1,719 million in the same period of 2007, as a result of revenue growth and lower selling expenses, which more than compensated for higher cost of goods sold. Our operating margin was 21.8% in the fourth quarter of 2008, an increase of 50 basis points as compared to the same period of 2007.

February 25, 2009	Page 16

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

During this quarter Coca-Cola FEMSA continued to distribute Jugos del Valle in Colombia, Costa Rica, Panama and Nicaragua. Volume, average price per unit case, cost of goods sold and operating expenses related to these products are recorded in our consolidated and Latincentro division operating results.

Revenues

Total revenues reached Ps. 7,557 million in the fourth quarter of 2008, an increase of 34.1% as compared to the same period of 2007. Higher average price per unit case accounted for more than 40% of incremental revenues and a positive translation effect represented the balance. Excluding this translation effect, our Latincentro division revenues would have increased 14.1%.

Total sales volume in our Latincentro division decreased 2.6% to 139.9 million unit cases in the fourth quarter of 2008, as compared to the same period of 2007. Volume decline was mainly driven by a decrease in volumes in Venezuela due to operating disruptions in the month of December, that was partially offset by volume increases from sparkling beverages in Colombia and incremental volumes from the Jugos del Valle line of business in Colombia and Central America.

Operating Income

Gross profit reached Ps. 3,120 million, an increase of 23.2% in the fourth quarter of 2008, as compared to the same period of 2007, Cost of goods sold increased 42.9% mainly driven by the depreciation of the Colombian peso as applied to our U.S. dollar-denominated packaging costs and higher sweetener costs across the division. Gross margin decreased from 44.9% in the fourth quarter of 2007 to 41.3% in the same period of 2008, a decrease of 360 basis points.

Our operating income increased 43.1% to Ps. 983 million in the fourth quarter of 2008, compared to the fourth quarter of 2007, as a result of operating leverage achieved by higher revenues combined with lower marketing expenses in Colombia and Central America, which more than compensated for higher labor costs in Venezuela. Our operating margin reached 13.0% in the fourth quarter of 2008, resulting in an 80 basis points expansion as compared to the same period of 2007.

February 25, 2009	Page 17

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

As of June 2008, Coca-Cola FEMSA is including the Remil operations in its Mercosur division. Volume and average price per unit case exclude beer results.

Revenues

Net revenues increased 44.7% to Ps. 6,634 million in the fourth quarter of 2008, as compared to the same period of 2007. Excluding beer, which accounted for Ps. 646 million during the quarter, net revenues increased 44.1% to Ps. 5,988 million, compared to the same period of 2007. The acquisition of Remil accounted for more than 70% of this growth and higher average prices per unit case and volume growth accounted for the balance. Excluding a negative impact from currency translation, our Mercosur division revenues would have increased 48.0%

Sales volume, excluding beer, increased 24.1% to 177.0 million unit cases in the fourth quarter of 2008, as compared to the fourth quarter of 2007, mainly driven by the acquisition of Remil. Sales volume, excluding Remil and beer, increased 2.2% to reach 145.7 million unit cases. Sparkling beverages volume growth accounted for almost 50% of these incremental volumes, mainly driven by brand Coca-Cola; bottled water in Brazil and still beverages in Argentina provided the balance.

Operating Income

In the fourth quarter of 2008, our gross profit increased 43.7% to Ps. 3,053 million, as compared to the same period of the previous year. Cost of goods sold increased 47.0% driven by the devaluation of the local currencies as applied to our U.S. dollar-denominated raw material cost combined with higher sweetener cost in Brazil, as compared to the same period of last year. Our Mercosur division gross margin decreased 50 basis points to 45.3% in the fourth quarter of 2008.

Operating income increased 50.4%, reaching Ps. 1,230 million in the fourth quarter of 2008, as compared to Ps. 818 million in the same period of 2007. Operating leverage achieved by higher revenues more than compensated for (i) higher expenses related to expansion in our cooler coverage, (ii) the renewal of our distribution fleet in Brazil and (iii) higher labor and freight costs in Argentina. Our operating margin was 18.2% in the fourth quarter of 2008, an increase of 60 basis points as compared to the fourth quarter of 2007.

February 25, 2009	Page 18

SUMMARY OF FULL YEAR RESULTS

Our consolidated total revenues increased 19.8% to Ps. 82,976 million in 2008, as compared to 2007, as a result of growth in all of our divisions. The Latincentro division accounted for more than 45% of the growth, the acquisition of Remil contributed more than 20% of incremental revenues; Mexico and the Mercosur division, excluding Remil, represented the balance.

Total sales volume increased 5.8% to 2,242.8 million unit cases in 2008, as compared to the previous year. Excluding Remil, total sales volume increased 2.6% to reach 2,176.7 million unit cases; sparkling beverage sales accounted for close to 20% of these incremental volumes and our water business and still beverages represented the balance.

Our gross profit increased 17.1% to Ps. 39,081 million in 2008, as compared to the previous year, driven by gross profit growth across all of our divisions. Cost of goods sold increased 22.4% as a result of cost pressures related to the devaluation of local currencies in our main operations as applied to our U.S. dollar-denominated raw material costs and lower profitability from the Jugos del Valle line of business in Mexico, as expected this year. Gross margin reached 47.1% during 2008, a decrease of 110 basis points as compared to the same period of 2007.

Our consolidated operating income increased 19.2% to Ps. 13,695 million in 2008, as compared to 2007. Our Mercosur and Latincentro divisions accounted for close to 90% of this growth. Our operating margin remained almost flat at 16.5% in 2008.

Our consolidated majority net income was Ps. 5,598 million in 2008, a decrease of 19.0% compared to 2007, mainly reflecting the depreciation of the Mexican peso as applied to our U.S. dollar-denominated debt. EPS was Ps. 3.03 (Ps. 30.32 per ADR) in 2008, computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

February 25, 2009	Page 19

RECENT DEVELOPEMENTS

•
On January 29, 2009, Coca-Cola FEMSA successfully issued Ps. 2,000 million in 1.1 year “Certificados Bursátiles” at a yield of 28-day TIIE plus 80 basis points. The proceeds from this issuance were used to bolster existing cash reserves and complement expected free cash flow.

•
On February 6, 2009 – Coca-Cola FEMSA and The Coca-Cola Company received an approval from the Colombian anti-trust authorities to jointly acquire the Brisa bottled water business (including the Brisa brand and production assets) from Bavaria, a subsidiary of SABMiller. This transaction, which we expect to close soon, will enable us to increase our presence in the water business and complement our portfolio. Brisa sold 47 million unit cases in 2008 in Colombia.

CONFERENCE CALL INFORMATION

Our fourth-quarter 2008 Conference Call will be held on: February 25, 2009, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through March 03, 2009. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 69810319.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,600,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

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This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

U.S. dollar amounts in this report, solely for the convenience of the reader, have been translated from Mexican pesos at the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at December 31, 2008, which exchange rate was Ps. 13.8320 to US$ 1.00. The exchange rate considered to translate Mexican Pesos into U.S. dollars at February 24, 2009 was Ps. 14.8230 to US$ 1.00.

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(6 pages of tables to follow)

February 25, 2009	Page 20

Consolidated Income Statement
Expressed in million of Mexican pesos(1), figures of 2007 are expresed with purchasing power as of December 31, 2007

	4Q 08	% Rev	4Q 07	% Rev	Δ%	YTD 08	% Rev	YTD 07	% Rev	Δ%
Volume (million unit cases) (2)	599.8		558.4		7.4%	2,242.8		2,120.8		5.8%
Average price per unit case (2)	36.59		31.94		14.6%	35.93		31.95		12.5%
Net revenues	22,597		18,263		23.7%	82,468		68,969		19.6%
Other operating revenues (5)	155		98		58.2%	508		282		80.1%
Total revenues	22,752	100%	18,361	100%	23.9%	82,976	100%	69,251	100%	19.8%
Cost of sales	12,292	54.0%	9,350	50.9%	31.5%	43,895	52.9%	35,876	51.8%	22.4%
Gross profit	10,460	46.0%	9,011	49.1%	16.1%	39,081	47.1%	33,375	48.2%	17.1%
Operating expenses	6,407	28.2%	5,787	31.5%	10.7%	25,386	30.6%	21,889	31.6%	16.0%
Operating income	4,053	17.8%	3,224	17.6%	25.7%	13,695	16.5%	11,486	16.6%	19.2%
Other expenses, net	426		178		139.3%	1,831		701		161.2%
Interest expense	515		485		6.2%	2,207		2,178		1.3%
Interest income	65		152		-57.2%	433		613		-29.4%
Interest expense, net	450		333		35.1%	1,774		1,565		13.4%
Foreign exchange loss (gain)	1,501		(27)		-5659.3%	1,477		(99)		-1591.9%
(Gain) on monetary position in Inflationary subsidiries	36		(423)		-108.5%	(658)		(1,006)		-34.6%
Market value loss (gain) on inefective derivative instruments	836		(45)		-1957.8%	959		(114)		-941.2%
Integral result of financing	2,823		(162)		-1842.6%	3,552		346		926.6%
Income before taxes	804		3,208		-74.9%	8,312		10,439		-20.4%
Taxes	143		1,228		-88.4%	2,486		3,336		-25.5%
Consolidated net income	661		1,980		-66.6%	5,826		7,103		-18.0%
Majority net income	585	2.6%	1,932	10.5%	-69.7%	5,598	6.7%	6,908	10.0%	-19.0%
Minority net income	76		48		58.3%	228		195		16.9%
Operating income	4,053	17.8%	3,224	17.6%	25.7%	13,695	16.5%	11,486	16.6%	19.2%
Depreciation	640		509		25.7%	2,528		2,050		23.3%
Amortization and other operative non-cash charges (3)	260		190		36.8%	893		898		-0.6%
EBITDA (4)	4,953	21.8%	3,923	21.4%	26.3%	17,116	20.6%	14,434	20.8%	18.6%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Includes returnable bottle breakage expense.
(4) EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.
(5) Since november 2007, we integrated Complejo Industrial CAN, S.A. (CICAN) a can bottling facility in Argentina.
Since June 2008, we integrated Minas Gerais (Remil) in Brazil.

February 25, 2009	Page 21

Consolidated Balance Sheet
Expressed in million of Mexican pesos, figures of 2007 are expresed with purchasing power as of December 31, 2007

Assets		Dec 08		Dec 07
Current Assets
Cash and cash equivalents	Ps.	6,192	Ps.	7,542
Total accounts receivable		5,240		4,706
Inventories		4,313		3,418
Prepaid expenses and other		2,239		1,792
Total current assets		17,984		17,458
Property, plant and equipment
Bottles and cases		1,622		1,175
Property, plant and equipment		50,925		44,140
Accumulated depreciation		(24,388)		(21,682)
Total property, plant and equipment, net		28,159		23,633
Investment in shares		1,797		1,476
Deferred charges, net		1,246		1,255
Intangibles assets and other assets		48,772		43,356
Total Assets	Ps.	97,958	Ps.	87,178

Liabilities and Stockholders' Equity		Dec 08		Dec 07
Current Liabilities
Short-term bank loans and notes	Ps.	6,119	Ps.	4,814
Interest payable		267		274
Suppliers		7,790		6,100
Other current liabilities		7,018		5,009
Total Current Liabilities		21,194		16,197
Long-term bank loans		12,455		14,102
Pension plan and seniority premium		936		993
Other liabilities		5,757		5,105
Total Liabilities		40,342		36,397
Stockholders' Equity
Minority interest		1,703		1,641
Majority interest:
Capital stock		3,116		3,116
Additional paid in capital		13,220		13,333
Retained earnings of prior years		34,346		27,930
Net income for the period		5,598		6,908
Cumulative results of holding non-monetary assets		(367)		(2,147)
Total majority interest		55,913		49,140
Total stockholders' equity		57,616		50,781
Total Liabilities and Equity	Ps.	97,958	Ps.	87,178

February 25, 2009	Page 22

Mexico Division
Expressed in million of Mexican pesos(1), figures of 2007 are expresed with purchasing power as of December 31, 2007

	4Q 08	% Rev	4Q 07	% Rev	Δ%	YTD 08	% Rev	YTD 07	% Rev	Δ%
Volume (million unit cases)	282.9		272.2		3.9%	1,149.0		1,110.4		3.5%
Average price per unit case	29.73		29.57		0.5%	29.30		29.18		0.4%
Net revenues	8,411		8,048		4.5%	33,665		32,399		3.9%
Other operating revenues	39		41		-4.9%	134		154		-13.0%
Total revenues	8,450	100.0%	8,089	100.0%	4.5%	33,799	100.0%	32,553	100.0%	3.8%
Cost of sales	4,163	49.3%	3,734	46.2%	11.5%	16,484	48.8%	15,547	47.8%	6.0%
Gross profit	4,287	50.7%	4,355	53.8%	-1.6%	17,315	51.2%	17,006	52.2%	1.8%
Operating expenses	2,447	29.0%	2,636	32.6%	-7.2%	10,600	31.4%	10,567	32.5%	0.3%
Operating income	1,840	21.8%	1,719	21.3%	7.0%	6,715	19.9%	6,439	19.8%	4.3%
Depreciation, amortization & other operative non-cash charges (2)	446	5.3%	358	4.4%	24.6%	1,671	4.9%	1,621	5.0%	3.1%
EBITDA (3)	2,286	27.1%	2,077	25.7%	10.1%	8,386	24.8%	8,060	24.8%	4.0%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Latincentro Division
Expressed in million of Mexican pesos(1) figures of 2007 are expresed with purchasing power as of December 31, 2007

	4Q 08	% Rev	4Q 07	% Rev	Δ%	YTD 08	% Rev	YTD 07	% Rev	Δ%
Volume (million unit cases)	139.9		143.6		-2.6%	537.2		534.9		0.4%
Average price per unit Case	53.99		39.21		37.7%	52.00		40.18		29.4%
Net revenues	7,552		5,631		34.1%	27,933		21,491		30.0%
Other operating revenues	5		5		0.0%	40		32		25.0%
Total revenues	7,557	100.0%	5,636	100.0%	34.1%	27,973	100.0%	21,523	100.0%	30.0%
Cost of sales	4,437	58.7%	3,104	55.1%	42.9%	15,622	55.8%	11,843	55.0%	31.9%
Gross profit	3,120	41.3%	2,532	44.9%	23.2%	12,351	44.2%	9,680	45.0%	27.6%
Operating expenses	2,137	28.3%	1,845	32.7%	15.8%	8,692	31.1%	6,978	32.4%	24.6%
Operating income	983	13.0%	687	12.2%	43.1%	3,659	13.1%	2,702	12.6%	35.4%
Depreciation, amortization & other operative non-cash charges (2)	304	4.0%	226	4.0%	34.5%	1,092	3.9%	886	4.1%	23.3%
EBITDA (3)	1,287	17.0%	913	16.2%	41.0%	4,751	17.0%	3,588	16.7%	32.4%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

February 25, 2009	Page 23

Mercosur Division
Expressed in million of Mexican pesos(1), figures of 2007 are expresed with purchasing power as of December 31, 2007
Financial figures include beer results

	4Q 08	% Rev	4Q 07	% Rev	Δ%	YTD 08	% Rev	YTD 07	% Rev	Δ%
Volume (million unit cases) (2)	177.0		142.6		24.1%	556.6		475.5		17.1%
Average price per unit case (2)	33.82		29.13		16.1%	34.11		29.16		17.0%
Net revenues	6,634		4,584		44.7%	20,870		15,079		38.4%
Other operating revenues (5)	111		52		113.5%	334		96		247.9%
Total revenues	6,745	100.0%	4,636	100.0%	45.5%	21,204	100.0%	15,175	100.0%	39.7%
Cost of sales	3,692	54.7%	2,512	54.2%	47.0%	11,789	55.6%	8,486	55.9%	38.9%
Gross profit	3,053	45.3%	2,124	45.8%	43.7%	9,415	44.4%	6,689	44.1%	40.8%
Operating expenses	1,823	27.0%	1,306	28.2%	39.6%	6,094	28.7%	4,344	28.6%	40.3%
Operating income	1,230	18.2%	818	17.6%	50.4%	3,321	15.7%	2,345	15.5%	41.6%
Depreciation, Amortization & Other operative non-cash charges (3)	150	2.2%	115	2.5%	30.4%	658	3.1%	441	2.9%	49.2%
EBITDA (4)	1,380	20.5%	933	20.1%	47.9%	3,979	18.8%	2,786	18.4%	42.8%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Includes returnable bottle breakage expense.
(4) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.
(5) Since november 2007, we integrated Complejo Industrial CAN, S.A. (CICAN) a can bottling facility in Argentina.
Since June 2008, we integrated Minas Gerais (Remil) in Brazil.

February 25, 2009	Page 24

SELECTED INFORMATION

For the three months ended December 31, 2008 and 2007

Expressed in million of Mexican pesos. Figures of 2007 are expresed with purchasing power as of December 31, 2007

					4Q 08					4Q 07
	Capex				1,937.6	Capex				1,297.2
	Depreciation				640.0	Depreciation				509.0
	Amortization & Other non-cash charges				260.0	Amortization & Other non-cash charges				190.0

VOLUME
Expressed in million unit cases

	4Q 08					4Q 07
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	212.8	9.9	48.1	12.1	282.9	216.2	10.4	43.0	2.6	272.2
Central America	30.4	1.4	-	2.4	34.2	30.6	1.4	-	1.9	33.9
Colombia	47.2	2.4	2.4	2.6	54.6	46.4	2.9	2.6	0.8	52.7
Venezuela	46.5	3.0	-	1.6	51.1	51.8	3.2	-	2.0	57.0
Latincentro	124.1	6.7	2.4	6.6	139.9	128.8	7.5	2.6	4.7	143.6
Brazil	111.8	6.5	-	3.1	121.4	80.8	5.6	-	1.3	87.7
Argentina	52.5	0.6	-	2.5	55.6	52.6	0.7	-	1.6	54.9
Mercosur	164.3	7.2	-	5.6	177.0	133.4	6.3	-	2.9	142.6
Total	501.2	23.8	50.5	24.3	599.8	478.4	24.2	45.6	10.2	558.4

(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

•	Volume of Brazil, Mercosur division, and Consolidated for quarterly results includes tree months of Remil’s operation, accounting for 31.3 million unit cases.

SELECTED INFORMATION

For the twelve months ended December 31, 2008 and 2007

Expressed in million of Mexican pesos. Figures of 2007 are expresed with purchasing power as of December 31, 2007

					YTD 08					YTD 07
	Capex				4,802.1	Capex				3,682.1
	Depreciation				2,528.0	Depreciation				2,050.0
	Amortization & Other non-cash charges				893.0	Amortization & Other non-cash charges				898.0

VOLUME
Expressed in million unit cases

	YTD 08					YTD 07
	CSD	Water	Jug Water	Other	Total	CSD	Water (1)	Jug Water	Other	Total
Mexico	866.7	53.1	195.2	34.0	1,149.0	869.5	47.0	182.4	11.5	1,110.4
Central America	117.8	5.6	-	9.2	132.6	115.0	5.5	-	7.6	128.1
Colombia	172.4	9.9	9.8	5.8	197.9	173.3	11.0	10.8	2.7	197.8
Venezuela	188.7	11.9	-	6.1	206.7	189.0	11.8	-	8.2	209.0
Latincentro	478.9	27.4	9.8	21.1	537.2	477.3	28.3	10.8	18.5	534.9
Brazil	341.1	21.2	-	8.3	370.6	271.6	19.9	-	4.6	296.1
Argentina	176.7	2.4	-	6.9	186.0	172.6	1.7	-	5.1	179.4
Mercosur	517.8	23.6	-	15.2	556.6	444.2	21.6	-	9.7	475.5
Total	1,863.4	108.1	201.0	70.3	2,242.8	1,791.0	96.9	193.2	39.7	2,120.8

(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

•	Volume of Brazil, Mercosur division, and Consolidated for the twelve months results includes seven months of Remil’s operation, accounting for 66.1 million unit cases.

February 25, 2009	Page 25

December 2008
Macroeconomic Information

	Inflation (1)		Foreign Exchange Rate (local currency per US Dollar) (2)
	LTM	4Q 2008	Dec 08	Dec 07

Mexico	6.52%	2.53%	13.5383	10.8662
Colombia	7.67%	1.07%	2,243.59	2,014.76
Venezuela (3)	30.90%	7.48%	2.1500	2,150
Brazil	6.48%	1.17%	2.3370	1.7713
Argentina	7.24%	1.11%	3.4530	3.1490

(1) Source: Mexican inflation is published by Banco de México (Mexican Central Bank).
(2) Exchange rates at the end of period are the official exchange rates published by the Central Bank of each country.
(3) In Venezuela since January 1, 2008, the local currency is 'Bolivar Fuerte', 'Bolivar' the former currency, was divided by one thousand.

February 25, 2009	Page 26